March 21, 2025

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IperionX Limited
Form 20-F for the Fiscal Year ended June 30, 2024
Filed October 30, 2024
File No. 001-41338

To Whom It May Concern:

On behalf of IperionX Limited (the “Company” or “IperionX”), this letter responds to your letter, dated February 21, 2025 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 20-F for the Fiscal Year ended June 30, 2024, filed on October 30, 2024.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 20-F for the Fiscal Year ended June 30, 2024

Business Overview, page 24
Our Production Facilities, page 34

1.
We note that you included some proposed disclosures in response to prior comment one regarding government funding utilized in constructing your Titanium Production Facility (TPF) and understand that you incur the expenditures that are expected to be covered by the arrangement in advance of requesting and receiving the funds.

Please further revise the disclosures that you have proposed to clarify the following with respect to costs and funding under the arrangement.

•	the criteria that defines permissible expenditures

•	the extent to which costs incurred that were funded or that are expected to be funded were capitalized or expensed in advance of requesting reimbursement

•	the manner of accounting for funds that are received in offsetting or reversing the entries related to your initial accounting for costs

•	the nature and utility of the assets acquired and their relevance to the functional processes that comprise the TPF

•	the amount of funds received under the arrangement each period and cumulatively

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 21, 2025

With regard to the fourth point above and your disclosure on page 36, stating that funds are "...being applied towards the TPF to reach its initial Phase I production capacity of 125 tpa.," it should be clear whether assets acquired with the funds have become integral to the operation of the facility, and if so whether there would be any practical approach to relinquishing those assets to the government without jeopardizing your ability to operate the TPF. Please address this uncertainty in the context of Item 3.D of Form 20-F by describing the risk of being unable to operate the TPF if you are required to return assets acquired with government funds.

Response 1:

The Company proposes to add the following description of the agreement and description of the accounting treatment in its upcoming Form 20-F for the year ending June 30, 2025. The added disclosure language (as compared to our response dated as of February 18, 2025) is underlined.

Form 20-F
Business Overview

During fiscal 2024, the U.S. Department of Defense (“DoD”) contracted to award the Group US$12.7 million in funding under the Defense Production Act (“DPA”) Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s titanium production facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.  The agreement provides for the U.S. government to fund up to $12.7 million and the Company to provide funding up to approximately $13.4 million during the term of the agreement.  The Company can acquire equipment or real property and designate the related purchase price as reflecting the government’s share of funding or the Company’s share of funding.

Pursuant to the terms of the agreement, the cost principles applicable to the agreement are contained in 2 CFR 200, Subpart E, Cost Principles, and the recipient shall establish or apply cost principles or standards in accordance with 32 CFR 37.625. Under 2 CFR 200, Subpart E, Cost Principles, costs must meet the following criteria to be allowable under federal awards: (i) be necessary and reasonable for the performance of the award; (ii) conform to any applicable limitations or exclusion as to types and amounts; (iii) be consistent with policies and procedures that apply uniformly to both federally financed and other activities of the recipient; (iv) be accorded consistent treatment; (v) be determined in accordance with generally accepted accounting principles; (vi) not be included as a cost or used to meet cost sharing requirements of any federally-financed program in the current or prior period; (vii) be adequately documented; and (viii) in relation to administrative closeout costs, be incurred until the due date of the final report.  Additionally, the Company uses the Federal Acquisition Regulation (FAR) Part 31 and its internal regulations entitled “Unallowable Cost Policy” to determine which costs are reimbursable.  To the extent designated as the government’s share, the Company is entitled to request reimbursement from time to time of the cost to purchase.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 21, 2025

For accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the government in an agency capacity. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government. No amounts are capitalized or expensed by the Company.

As of June 30, 2025, the Company has procured assets on behalf of the government that cost approximately $[12.7] million for which the Company has sought reimbursement under the agreement.  As of June 30, 2025, the Company has received total cash reimbursements of approximately $[11.4] million for such assets, including approximately $[4.7] million in fiscal 2024 and approximately $[6.7] million in fiscal 2025. The remaining approximately $[1.3] million is recorded as a receivable as of June 30, 2025 which is expected to be received in subsequent fiscal years.

Title to all equipment and real property acquired with federal funds vests with the government throughout the agreement. The government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that (a) the Company has used the equipment or real property for the authorized purposes of the project funding until funding for the project ceases, (b) the Company has not encumbered the equipment or real property without approval of the government, and (c) the Company has otherwise complied with the terms of the agreement. All equipment acquired with federal funds is tagged and segregated from equipment acquired with Company funds using a Property Control List that tracks all equipment purchased under the agreement. The Property Control List is submitted quarterly to the government and includes a description of the equipment, an asset number, manufacturer's serial number, ordered date, received date, installed date, location of the asset, and disposition date (if applicable). When the equipment arrives at our Virginia facility, it is tagged with an identification tag marked “Property of the Government of the United States” and which also included the serial number, asset number, and date received.

Through June 30, 2025, the Company has used government funds primarily to acquire equipment used to produce titanium powder from recycled sources of scrap at the construction site.  The assets acquired are designed to establish, outfit and operationalize the TPF in accordance with the Statement of Work included in the DPA agreement.  Although these assets are integral to the operation of the TPF, in the scenario in which the U.S. government does not relinquish these assets to the Company at the end of the agreement, the Company would seek to acquire or lease such equipment from the government, replace such equipment with new equipment using the Company’s existing cash reserves, or consider other options. See "Item 3. Key Information – D. Risk Factors."

Risk Factors
Risks Related to Our Business

Some of our assets used in the Titanium Production Facility are acquired with federal government funds. The government holds the title with respect to such assets.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 21, 2025

Our operations, particularly the Titanium Production Facility ("TPF"), rely on federal funds for the acquisition of certain assets, including equipment and real property. See "Item 4. Information on the Company – B. Business Overview." Under the terms of this funding arrangement, title to all equipment and real property acquired with federal funds vests with the government. The government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and subject to other conditions. This arrangement presents several risks to our business:

•
Loss of Use of Certain Assets: Because the title to these assets is held by the government, we do not have full control over them. Any changes in government policy or a decision by the government not to transfer title of some or all of these assets to the Company at the end of the agreement could adversely affect our operations. If the government were to exercise its rights to reclaim these assets, we might be unable to continue operating the TPF effectively.

•
Operational Disruptions: Some of the assets acquired with federal funds are integral to the operation of the TPF. If we are required to relinquish these assets to the government, it could jeopardize our ability to operate the facility. This could lead to operational disruptions, increased costs, and potential loss of revenue.

•
Dependency on Federal Funding: Our reliance on federal funds for acquiring certain assets makes us dependent on continued government support. Any reduction in federal funding or changes in the terms of funding could impact our ability to acquire or operate certain assets in the future, thereby affecting our operational capabilities and financial performance.

•
Regulatory and Compliance Risks: The use of federal funds subjects us to additional regulatory and compliance requirements. Any failure to comply with these requirements could result in penalties, loss of funding, or other adverse consequences that could negatively impact our business operations.

•
Financial Implications: Any decision by the government not to transfer title of some or all of these assets to the Company at the end of the agreement may necessitate additional expenditures to replace or replicate these assets, thereby increasing our capital expenditures and affecting our financial condition.

In summary, our dependence on federal funds and the resulting government ownership of certain assets poses risks to our operations, financial performance, and overall business continuity.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 21, 2025

Notes to Financial Statements
Note 6. Trade and other receivables

During fiscal 2024, the U.S. DoD contracted to award the Group US$12.7 million in funding under the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s titanium production facility in Virginia. Pursuant to the agreement, title to all assets acquired with federal funds vests with the government. The government can elect to, but is not obliged to, transfer such title to all (or some) of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that the Company has otherwise complied with the terms of the agreement. Accordingly, the Company does not control the assets acquired with federal funds, even where the conditions of the agreement are complied with, and so there is no current government grant to be recognized. Instead, for accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the government in an agency capacity. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government. If, per the agreement, the government subsequently decides to transfer title of the assets to the Company at the end of the program, this is the point at which a government grant would crystallize and the Company would record a non-monetary government grant in accordance with IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’.

2.
Given your disclosures indicating that the government funds received may eventually become a grant, disclose your expectations in this regard, and explain how this would be reported in your financial statements and how you would consider the nature of the expenditures that had been made in accounting for the event.

With regard to your accounting policy, please clarify how the amounts expended and received each period are reflected in your financial statements (e.g. in the balance sheets, statements of operations, and statements of cash flows), considering that expenditures are made before you submit requests for reimbursement.

On a related point, tell us why the increase in Trade and Other Receivables shown in Note 6 on page F-17, which includes a $1.7 million receivable related to the contract, appears as a reconciling item (a negative adjustment) in determining operating cash flows in Note 5. Please clarify why there would be a credit reflected in the loss, as suggested by this presentation, and provide us with a schedule of all related expenditures and funding that is reflected in your financial statements, including the amounts and line items in which the activity has been reported.

Please also provide us with a schedule of the amounts ascribed to assets for which funding was received and that are no longer reported in your financial statements as of June 30, 2024, reconciled to the cumulative funding received at that point, and showing the amounts expended in relation to your $13.4 million commitment, along with details of how those amounts are reported in your financial statements.

Response 2:

As of February 2025, we have used the funds for the purposes of the purchase, installation, and operationalization of equipment used to produce titanium powder from recycled sources of scrap at the construction site. We believe our activities are in accordance with the plan we provided to the government prior to the granting of the funds. Pursuant to the terms of the DPA funding arrangement, to the extent our performance continues to be satisfactory and subject to the satisfaction of certain conditions, the Government may relinquish all financial interest in the recipient purchased equipment at the end of the agreement. If, per the agreement, the government subsequently decides to transfer title of the assets to the Company at the end of the program, at that point a grant would crystallize, and the Company would record a non-monetary government grant in accordance with IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’. If the government were to transfer title at the end of the program, the Company expects that it would recognize grant income in profit or loss using one of the two methods set out in IAS 20. One method recognizes the grant (at fair value) as deferred income that is recognised in profit or loss on a systematic basis over the useful life of the assets granted. The other method deducts the grant (at fair value) in calculating the carrying amount of the asset and the grant is recognized in profit or loss over useful life of the assets granted as a reduced depreciation expense.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 21, 2025

With regard to our accounting policy, the entire amount reimbursed by the government so far has been reimbursed with respect to acquired equipment. In our balance sheet, upon our procurement of the assets as agent for the government, we credit cash, debit receivables, and request reimbursement by invoicing the government. When the government approves the reimbursement request, we debit cash and credit receivables.  No amounts are capitalized or expensed by the Company.  The cash outflows for the procurement of the assets, and any reimbursements received from the government, are recorded as operating cash flows, resulting in a net effect on operating cash flows to the extent there is a timing difference between the amount disbursed by the Company and the amount reimbursed by the government.

When the Company invoices the government for reimbursement, a receivable is recorded, which increases ‘Trade and Other Receivables’.  The increase in Trade and Other Receivables shown in Note 6 on page F-17, which included a $1.7 million receivable related to the contract, appears as a reconciling item (a negative adjustment) in reconciling accounting loss to operating cash outflows in Note 5. This presentation reflects the Company’s recognition that it paid for the assets and is now invoicing the government for reimbursement of such assets.  The reconciling item is a timing difference which arises because the cost of the assets procured on behalf of the government were initially recorded as an outflow of cash with a corresponding receivable recorded at June 30, 2024, but the cash inflow from the receivable recorded at June 30, 2024 won’t be recorded until fiscal 2025. The initial outflow of cash in fiscal 2024 appears in operating cash flows because the cash outflow does not meet the definition of an investing or financing cash flow on the basis that, for accounting purposes, the Company is not purchasing the assets for itself, but rather on behalf of the government. As the costs were not capitalized or expensed through profit or loss, in order to reconcile our net loss to net operating cash flows, we have to adjust our net loss (by deducting the $1.7 million receivable) to reflect the actual cash outflows, compared to the reported accounting loss.

In our financial statements as of June 30, 2024, the Company had expended $6.3 million to procure assets on behalf of the government (a credit to “Cash and Cash Equivalents”), received $4.7 million as reimbursement (a debit to “Cash and Cash Equivalents”) and had $1.7 million receivables outstanding (a debit to “Trade and Other Receivables”).

No amounts have been capitalized or expensed by the Company. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government.

3.
We understand from your response to prior comment one that you would prefer to not file the government contract as an exhibit, although you did not address the 15% threshold that is mentioned in Instruction 4(b)(iii) to the Form 20-F exhibit guidance, regarding the value of the contract relative to that threshold based on total assets.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 21, 2025

Please explain to us how you considered that funds are being utilized to acquire assets that you would ordinarily capitalize and the uncertainty of whether those assets will ultimately be conveyed to you in the form of a grant. Please submit the entire contract as supplemental information along with your reply for our review.

Response 3:

Instruction 4(b)(iii) requires the filing of material contracts for the acquisition or sale of any property, plant or equipment if the consideration exceeds 15% of fixed assets on a consolidated basis.  We believe the intention of this instruction is to require the filing of agreements between a party acquiring PP&E and a party manufacturing or selling such PP&E.  First, the DPA agreement is a project and funding agreement.  Funding under the agreement may be used for any activity authorized through the project plan and may, but is not required to, be used to the purchase PP&E.  Second, even to the extent PP&E is purchased under the agreement, it becomes the property of the federal government rather than the Company since the Company is effectively an agent. As a project and funding agreement pursuant to which the equipment that may be purchased becomes the property of the government, we do not believe instruction 4(b)(iii) is applicable to the DPA agreement.

*          *          *

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer